UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               SCHEDULE 13G

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 5)

                           Vari-L Company, Inc.
                             (Name of Issuer)

                       Common Stock, $.01 par value)
                      (Title of Class of Securities)

                                922150 10 7
                              (CUSIP Number)


1)   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     Joseph H. Kiser

2)   Check the Appropriate Box if a Member of a Group*

     Not Applicable
     (a)
     (b)

3)   SEC USE ONLY

4)   Citizenship or Place of Organization

     U.S.

Number of Shares         5)  Sole Voting Power         547,743
Beneficially Owned       6)  Shared Voting Power        91,800
By Each Reporting        7)  Sole Dispositive Power    547,743
Person With              8)  Shared Dispositive
                              Power                     91,800

9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     639,543

10)  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable

11)  Percent of Class Represented by Amount in Row (9)

     8.9%

12)  Type of Reporting Person

     IN


                            AMENDMENT NO. 5 TO
                             SCHEDULE 13G FOR
                              JOSEPH H. KISER



Item 1(a)      Name of Issuer:  Vari-L Company, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:
               4895 Peoria Street, Denver, Colorado 80239

Item 2(a)      Name of Person Filing:  Joseph H. Kiser.

Item 2(b)      Address of Principal Business Office or, if None,
               Residence: The address of the principal business office of Mr. Kiser is 4895 Peoria Street, Denver, Colorado 80239.

Item 2(c)      Citizenship:  Mr. Kiser is a United States Citizen.

Item 2(d) Title of Class of Securities: Common Stock, $.01 par value.

Item 2(e)      CUSIP Number:  922150-10-7

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                         (a) [  ]  Broker or Dealer registered under
                         Section 15 of the Securities Exchange Act of 1934 (the "Act").

                         (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

                         (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.

                         (d) [  ]  Investment Company registered under
                         Section 8 of the Investment Company Act of 1940.

                         (e) [  ]  Investment Adviser registered under
                         Section 203 of the Investment Advisers Act of
                         1940.

                         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

                         (g) [ ] Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G) of the Act.

                         (h) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

               Not applicable.

Item 4         Ownership.

                    (a) Amount Beneficially Owned: Mr. Kiser is the beneficial owner of 639,543 shares of Common Stock as of December 31, 1999. Includes 250,000 shares issuable to Mr. Kiser upon the exercise of outstanding stock options exercisable on December 31, 1999, or within 60 days thereafter. Also includes 91,800 shares beneficially owned by Mr. Kiser by virtue of his acting as co-trustee with his spouse, Nora L. Kiser, pursuant to certain trust agreements and 106,063 shares beneficially owned by Mr. Kiser by virtue of his acting as the sole or a co-trustee pursuant to certain other trust agreements. Does not include 200,000 unvested stock options subject to vesting schedules, and 6,250 shares subject to completion of performance goals.

                    (b) Percent of Class: Mr. Kiser's beneficially owned shares and options (exercisable on December 31, 1999, or within 60 days thereafter) represent 8.9% of the shares of Common Stock outstanding (based on 6,954,483 shares of Common Stock outstanding on December 31, 1999.)

                    (c)  Number of shares as to which Mr. Kiser has:

                               (i)       sole power to vote or to direct
                          the vote: 547,743 shares.

                               (ii) shared power to vote or to direct the
                          vote: 91,800 shares.

                                    (iii)     sole power to dispose or to
                          direct the disposition of: 547,743 shares.

                                    (iv) shared power to dispose or to
                          direct the disposition of:  91,800 shares.

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another
               Person.

               Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company.

               Not applicable.

Item 8         Identification and Classification of Members of the Group.

               Not applicable.

Item 9         Notice of Dissolution of Group.

               Not applicable.

Item 10        Certification.

               Not applicable.

               Not filed pursuant to Rule 13d-1(b).


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 9, 2000            /s/ Joseph H. Kiser
                                   Joseph H. Kiser